UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 2)*



		ServiceWare Technologies, Inc.
		(Name of Issuer)


		Common Stock $.01 par value per share
(Title of Class of Securities)


			81703Q109
		(CUSIP Number)

Thomas E. Duggan, Esq.
C.E. Unterberg, Towbin
350 Madison Avenue
New York, NY 10017
(212) 389-8110
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


		June 11, 2002 and June 19, 2002
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	C.E. Unterberg, Towbin Capital Partners I, L.P.
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
______________________________________________________________________________
3 SEC Use Only


______________________________________________________________________________
4	Source of Funds

	OO
______________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
	2(d) or 2(e)	[  ]


______________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	1,494,834*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	1,494,834*
_____________________________________________________________________
10	Shared Dispositive Power	0

_______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_______________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares   [X]


_______________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_______________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV
*Includes Convertible Notes currently convertible into 883,333 shares.
**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
_______________________________________________________________________________
1	Names of Reporting Persons

	Unterberg Harris Private Equity Partners, LP
______________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_______________________________________________________________________________
3	SEC Use Only

_______________________________________________________________________________
4	Source of Funds

	N/A
_______________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


_______________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
_______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	499,297*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	499,297*
_____________________________________________________________________
10	Shared Dispositive Power	0

_______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_______________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

_______________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_______________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

*Includes warrants currently exercisable into 8,359 shares.

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
______________________________________________________________________________
1	Names of Reporting Persons

	C.E. Unterberg, Towbin Private Equity Partners II L.P.
______________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
______________________________________________________________________________
3	SEC Use Only


______________________________________________________________________________
4	Source of Funds

	OO
______________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


______________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	878,097*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	878,097*
_____________________________________________________________________
10	Shared Dispositive Power	0

______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
______________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

______________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
______________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

*Includes Convertible Notes currently convertible into 832,187 shares. **Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	C.E. Unterberg, Towbin Private Equity Partners II-Q L.P.
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	OO
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


_____________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	6,295,713*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	6,295,713*
_____________________________________________________________________
10	Shared Dispositive Power	0

_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

*Includes Convertible Notes currently convertible into 5,984,480 shares.
**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
________________________________________________________________________________
1	Names of Reporting Persons

	Tamar Technology Investors (Delaware) L.P.
________________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
________________________________________________________________________________
3	SEC Use Only


________________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]

______________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	306,666*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	306,666*

_____________________________________________________________________
10	Shared Dispositive Power	0

_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

* Includes warrants currently exercisable into 40,000 shares.
**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	Unterberg Harris Interactive Media Limited Partnership, CV
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


______________________________________________________________________________
6	Citizenship or Place of Organization

	Netherlands Antilles
______________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	127,689
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	127,689
_____________________________________________________________________
10	Shared Dispositive Power	0


_______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_______________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares   [X]

______________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
______________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	Unterberg Harris Private Equity Partners, CV
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


_____________________________________________________________________________
6	Citizenship or Place of Organization

	Netherlands Antilles
_____________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	106,646*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	106,646*
_____________________________________________________________________
10	Shared Dispositive Power	0

______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
______________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

______________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
______________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV

*Includes warrants currently exercisable into 1,786 shares.
**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.


CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	Marjorie and Clarence E. Unterberg Foundation, Inc.
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	OO
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


_____________________________________________________________________________
6	Citizenship or Place of Organization

	New York
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	592,532*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	592,532*
_____________________________________________________________________
10	Shared Dispositive Power	0


_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		CO
*Includes Convertible Notes currently convertible into 416,667 shares. **Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.

CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	C.E. Unterberg Towbin, LLC
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]

_____________________________________________________________________________
6	Citizenship or Place of Organization

	New York
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	21,065*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	21,065*
_____________________________________________________________________
10	Shared Dispositive Power	0

_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IV
*Excludes all shares held by Unterberg Harris Private Equity Partners, LP, Unterberg Harris Interactive Media LP, CV and Unterberg Harris Private Equity Partners, CV, as to which C.E. Unterberg Towbin, LLC disclaims beneficial ownership. Includes warrants currently exercisable into 3,074 shares.

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.

CUSIP No. 81703Q109
____________________________________________________________________________
1	Names of Reporting Persons

	C.E. Unterberg, Towbin (a California Limited Partnership)
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]


_____________________________________________________________________________
6	Citizenship or Place of Organization

	California
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	2,775,240
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	2,775,240
_____________________________________________________________________
10	Shared Dispositive Power	0


_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		PN

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.

CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	UTCM, LLC
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]

_____________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	0*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	0*
_____________________________________________________________________
10	Shared Dispositive Power	0

______________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		CO
*Excludes all shares held by C.E. Unterberg, Towbin Capital Partners I, L.P., C.E. Unterberg, Towbin Equity Partners II, L.P. and C.E. Unterberg, Towbin Equity Partners II-Q, L.P., as to which UTCM, LLC disclaims beneficial ownership.

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.
CUSIP No. 81703Q109
______________________________________________________________________________
1	Names of Reporting Persons

	Tamar Technology Partnership, LP
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only


_____________________________________________________________________________
4	Source of Funds

	N/A
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]

_____________________________________________________________________________
6	Citizenship or Place of Organization

	Delaware
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	0*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	0*
_____________________________________________________________________
10	Shared Dispositive Power	0

_____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		CO

*Excludes all shares held by Tamar Technology Investors (Delaware), L.P., as to which Tamar Technology Partnership, L.P. disclaims beneficial ownership. **Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.

CUSIP No. 81703Q109
_____________________________________________________________________________
1	Names of Reporting Persons

	Thomas I. Unterberg
_____________________________________________________________________________
2	Check the Appropriate Box If a Member of a Group (See Instructions)
		(a)	[  ]
		(b)	[X]
_____________________________________________________________________________
3	SEC Use Only

_____________________________________________________________________________
4	Source of Funds

	PF
_____________________________________________________________________________
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item
2(d) or 2(e)	[  ]

_____________________________________________________________________________
6	Citizenship or Place of Organization

	USA
____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:
7	Sole Voting Power	979,066*
_____________________________________________________________________
8	Shared Voting Power	0
_____________________________________________________________________
9	Sole Dispositive Power	979,066*
_____________________________________________________________________
10	Shared Dispositive Power	0

____________________________________________________________________________
11	Aggregate Amount Beneficially Owned by Each Reporting Person

		14,076,845
_____________________________________________________________________________
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares [X]

_____________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)

		42.8%**
_____________________________________________________________________________
14	Type of Reporting Person (See Instructions)
		IN

* Excludes all shares owned by the Entities (as defined in Item 2) and 12,500 shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to all of which Thomas I. Unterberg disclaims beneficial ownership. Includes warrants currently exercisable into 2,049 shares and Convertible Notes currently convertible into 666,667 shares.

**Class includes 8,842,727 Common shares obtainable upon conversion of Warrants, Convertible Notes and Options held by the Reporting Persons.

SCHEDULE 13D

Item 1. Security and Issuer
This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ServiceWare Technologies, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 333 Allegheny Avenue, Oakmont, PA 15139.

Item 2. Identity and Background
This Statement is being filed by the undersigned on behalf of C.E. Unterberg, Towbin Capital Partners I, L.P. ("CEUTCPI"), Unterberg Harris Private Equity Partners, LP ("UHPEPLP"), C.E. Unterberg, Towbin Private Equity Partners II, L.P. ("CEUTPEPII"), C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P. ("CEUTPEPIIQ"), Tamar Technology Investors (Delaware), L.P. ("TTI"), Unterberg Harris Interactive Media Limited Partnership, CV ("UHIM"), Unterberg Harris Private Equity Partners, CV ("UHPEPCV"), Marjorie and Clarence E. Unterberg Foundation, Inc. ("MCUF"), C.E. Unterberg Towbin, LLC ("CEUTLLC"),
C.E. Unterberg, Towbin (a California Limited Partnership) ("CEUTCLP"),
UTCM, LLC ("UTCM") and Tamar Technology Partnership, LP ("TTP" and, together with each of the foregoing, the "Entities") and Thomas I. Unterberg ("TU") (the Entities and TU, the "Reporting Persons").

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

C.E. Unterberg, Towbin Capital Partners I, L.P.
CEUTCPI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCPI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTCPI is UTCM.

Unterberg Harris Private Equity Partners LP
UHPEPLP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEPLP is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPLP is CEUTLLC.

C. E. Unterberg, Towbin Private Equity Partners II. L.P.
CEUTPEPII is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPII is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPII is UTCM.

C. E. Unterberg, Towbin Private Equity Partners II-Q, L.P.
CEUTPEPIIQ is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTPEPIIQ is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of CEUTPEPIIQ is UTCM.

Tamar Technology Investors (Delaware) L.P.
TTI is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTI is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of TTI is TTP.

Unterberg Harris Interactive Media LP, CV
UHIM is a Netherlands Antilles limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017.
The principal business of UHIM is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHIM is CEUTLLC.

Unterberg Harris Private Equity Partners, CV
UHPEPCV is a Netherlands Antilles general partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UHPEPCV is to make investments in, buy, sell, hold and otherwise deal in securities. The sole general partner of UHPEPCV is CEUTLLC.

Marjorie and Clarence E. Unterberg Foundation, Inc.
MCUF is a New York corporation with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of MCUF is to act as a charitable foundation.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of MCUF are set forth on Schedule 1 hereto.

C.E. Unterberg Towbin, LLC
CEUTLLC is a New York limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTLLC is to make investments in, buy, sell, hold and otherwise deal in securities.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of CEUTLLC are set forth on Schedule I hereto.

C.E. Unterberg, Towbin (a California Limited Partnership)
CEUTCLP is a California limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of CEUTCLP is to act as a securities broker-dealer.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each general partner and member of the executive committee of CEUTCLP are set forth on Schedule I hereto.

UTCM, LLC
UTCM is a Delaware limited liability company with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of UTCM is to act as a general partner of investment funds.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each managing member of UTCM are set forth on Schedule I hereto.

Tamar Technology Partnership, LP
TTP is a Delaware limited partnership with its principal executive office located at 350 Madison Avenue, New York, New York 10017. The principal business of TTP is to act as the general partner of TTI. The general partner of TTP is CEUTLLC.

Thomas I. Unterberg
TU's business address is c/o C.E. Unterberg, Towbin, 350 Madison Avenue,
New York, New York 10017. TU is a board member of the Issuer and is a managing director of CEUTCLP and a citizen of the United States of America.
______________________________

By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person. None of the Reporting Persons, nor any of their executive officers, directors, trustees or partners, as applicable during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
On May 6, 2002 and June 19, 2002, CEUTCPI, CEUTPEPII, CEUTPEPIIQ and MCUF (collectively, the "Note Purchasers") purchased an aggregate of $2,590,000 in Issuer's 10% Senior Unsecured Convertible Notes which are convertible at each such holder's option until eighteen months after issuance, into 8,633,333 shares of Issuer's Common Stock. The Notes originally issued on May 6, 2002, were not convertible into Common Stock until the transaction was approved by Issuer's stockholders. Issuer's stockholders approved the transaction at the annual stockholders meeting held on June 11, 2002.

The Note Purchasers obtained funds for the purchase price of the Shares (or the Notes which convert into the Shares) from capital contributions from their equity investors.

Item 4. Purpose of Transactions
The Reporting Persons' acquisitions of the Shares in May 2002 and June 2002 were made in the ordinary course of the Reporting Persons' businesses and were not originally made with the purpose of changing or influencing the control of the Issuer.

In light of recent developments in the Issuer's business operations, however, the Reporting Persons now are more actively monitoring and evaluating their investment in the Issuer in light of pertinent factors, including without limitation the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions, and (iii) changes in the equity position of other shareholders of the Issuer. One of the Reporting Persons, Thomas I. Unterberg, serves on the Board of Directors of the Issuer (the "Board"). Some or all of the Reporting Persons may from time to time decide to seek in other ways to influence the Board as to, the Issuer's management and policies (including, without limitation, urging changes in the membership of the Board) and may from time to time recommend extraordinary transactions to the Board.

Except as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the events described in Items 4(a) through 4(j).

The Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) promulgated under the Securities Exchange Act of
1934). Additionally, the Reporting Persons disclaim beneficial ownership of all Shares which are not directly owned of record by such Reporting Person.

Item 5. Interest in Securities of the Issuer
(a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto are hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Schedule I hereto set forth the percentage range of the shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of Shares as to which there is shared power to vote or direct the vote or to dispose or direct the disposition and are hereby incorporated by reference and we hereby incorporated by reference. Each Reporting Person hereby disclaims beneficial ownership of any Shares held by any other Reporting Person.

(c) In connection with its market making activities, CEUTCLP has engaged in purchases and sales of Shares at or around the market price within the past
60 days. During such 60 day period, the holdings of CEUTCLP have increased by 325,800 Shares. Except as set forth in the foregoing sentence, no Reporting Person, or to their best knowledge, any of their respective officers or directors, has engaged in any transactions in Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understanding among any of the Reporting Persons made or entered into with respect to holding, voting or disposing of the Shares.

Item 7. Material to be Filed as Exhibits
Exhibit 1.	Joint Filing Agreement among the Reporting Persons.


SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS II-Q, L.P., by
UTCM, LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS I, L.P., by
UTCM, LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P., by
C.E. UNTERBERG, TOWBIN LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN PRIVATE EQUITY PARTNERS II., L.P.,
by UTCM, LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	TAMAR TECHNOLOGY INVESTORS (DELAWARE) L.P., by TAMAR
TECHNOLOGY PARTNERSHIP, LP, its General Partner, by C.E. UNTERBERG, TOWBIN LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June ___, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P., by
C.E. UNTERBERG, TOWBIN LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, CV, by
C.E. UNTERBERG, TOWBIN LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.
By:
Thomas E. Duggan, Attorney-in-Fact

Date: June 19, 2002	C.E. UNTERBERG TOWBIN, LLC,
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	UTCM, LLC
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	TAMAR TECHNOLOGY PARTNERSHIP, LP, by
C.E. UNTERBERG, TOWBIN LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002 	THOMAS I. UNTERBERG
By:
Name:
Title:



SCHEDULE I

I .	MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal
Occupation or Employment
Business Address; Principal Business of Employer
Number and Percentage of Common Stock Beneficially Owned


Thomas I. Unterberg	350 Madison Avenue		979,066(a)
(President)		New York, New York 10017	(2.98%)


Mary A. Debare		350 Madison Avenue		0
(Vice President and	New York, New York 10017
Secretary)


Andrew Arno		350 Madison Avenue		115,581
(Treasurer)		New York, New York 10017	(less than 1%)


II.	C.E. UNTERBERG TOWBIN (A CALIFORNIA LIMITED PARTNERSHIP)

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal
Occupation or Employment
Business Address; Principal Business of Employer
Number and Percentage of Common Stock Beneficially Owned



Thomas I. Unterberg (Managing Director and Member of the Executive Committee) 350 Madison Avenue
New York, New York 10017
979,066(a)
(2.98%)



(a) Excludes all Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes warrants currently convertible into 2,049 Shares and Convertible Notes currently convertible into 666,667 Shares.


Robert M. Matluck
(Managing Director and
Member of the Executive
Committee)
350 Madison Avenue
New York, New York 10017
None

Stephen Adler
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Andrew Arno
(Managing Director)
350 Madison Avenue
New York, New York 10017
115,581(a)
(less than 1%)

Jordan S. Berlin
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Alexander P. Bernstein
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Andrew Blum
(Managing Director)
350 Madison Avenue
New York, New York 10017
1,066(b)
(less than 1%)

Mark Branigan
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

John Cronin
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Stephen Dora
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Jane Dragone
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Thomas Duggan
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Adam Frankfort
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

John H. Gutfreund
(Managing Director)
350 Madison Avenue
New York, New York 10017
50,000
(less than 1%)

Mel S. Lavitt
(Managing Director)
350 Madison Avenue
New York, New York 10017
7,510(c)
(less than 1%)

Mark L. Levy
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Robert D. Long
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Randall Longfield
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Michael E. Marrus
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

(a)	Includes warrants currently exercisable into 410 Shares.
(b)	Includes warrants currently exercisable into 400 Shares.
(c)	Includes warrants currently exercisable into 512 Shares.



Mitch Meisler
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Jeffrey C. Moskowitz
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Suzanne Murphy
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Michelle P. O'Connor
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

James D. Poyner, Jr.
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Douglas M. Quartner
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Adam Ritzer
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Michael Russo
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

James Singer
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Lee Tawes
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

James Townsend
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

John U. Moorhead
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Florence Kimm
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

David Boucher
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Martin Pyykkonen
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Cole Eckhardt
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Theodore O'Neill
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Stanley Stern
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

Bob Thompson
(Managing Director)
350 Madison Avenue
New York, New York 10017
None

James T. Whipple
(Managing Director)
350 Madison Avenue
New York, New York 10017
25,000
(less than 1%)

James Alperin
(Managing Director)
350 Madison Avenue
New York, New York 10017
25,000
(less than 1%)



III.	C.E. UNTERBERG, TOWBIN LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal
Occupation or Employment
Business Address; Principal
Business of Employer
Number and Percentage of
Common Stock Beneficially
Owned



Thomas I. Unterberg
350 Madison Avenue
979,066(a)
(Managing Member)
New York, New York 10017
(2.98%)



Robert M. Matluck
350 Madison Avenue

(Managing Member)
New York, New York 10017
None

IV.	UTCM, LLC

Except as otherwise set forth below, the place of citizenship of each such person is the United States.

Name; Principal
Occupation or Employment
Business Address; Principal
Business of Employer
Number and Percentage of
Common Stock Beneficially
Owned



Thomas I. Unterberg
350 Madison Avenue
979,066(a)
(Managing Member)
New York, New York 10017
(2.98%)



Robert M. Matluck
350 Madison Avenue

(Managing Member)
New York, New York 10017
None

(a) Excludes 13,097,779 Shares owned by the Entities (as defined in Item 2), as to which Thomas I. Unterberg disclaims beneficial ownership and 12,500 Shares owned by Thomas I. Unterberg's wife, Ann Unterberg, as to which Thomas I. Unterberg disclaims beneficial ownership. Includes warrants currently convertible into 2,049 Shares and Convertible Notes currently convertible into 666,667 Shares.



Exhibit 1 -- Joint Filing Agreement

In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (1) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of ServiceWare Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement as of the date set forth next to their signatures.

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS II-Q, L.P.,
by UTCM, LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	C.E. UNTERBERG, TOWBIN CAPITAL PARTNERS 1, L.P.,
by UTCM, LLC, its General Partner
By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	C.E. UNTERBERG, TOWBIN PRIVATE EQUITY PARTNERS II., L.P.,
by UTCM, LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	TAMAR TECHNOLOGY INVESTORS (DELAWARE) L.P.,
by TAMAR TECHNOLOGY PARTNERSHIP, LP, its General Partner,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, L.P.,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	UNTERBERG HARRIS PRIVATE EQUITY PARTNERS, CV,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member
Date: June 19, 2002	MARJORIE AND CLARENCE E. UNTERBERG FOUNDATION, INC.

By:
Thomas E. Duggan, Attorney-in-Fact

Date: June 19, 2002	C.E. UNTERBERG TOWBIN, LLC,

By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	C.E. UNTERBERG, TOWBIN
(A CALIFORNIA LIMITED PARTNERSHIP)

By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	UTCM, LLC

By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002	TAMAR TECHNOLOGY PARTNERSHIP, LP,
by C.E. UNTERBERG, TOWBIN LLC, its General Partner

By:
Name: Robert M. Matluck
Title: Managing Member

Date: June 19, 2002 	THOMAS I. UNTERBERG
By:
Name:
Title:







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